Filed by NSTAR Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: NSTAR
Commission File No.: 001-14768

Investor Meetings FEBRUARY 28 – MARCH 1, 2012

NU Safe Harbor Provisions
This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts.
These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of
1995.  In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”, “project”, “believe”, “forecast”, “should”, “could”, and other similar expressions.  Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance.  These expectations, estimates, assumptions or projections may vary materially from actual results.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and other presently unknown or unforeseen factors. Other risk factors are detailed in our reports filed with the Securities and Exchange Commission
(SEC).  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.

NU Safe Harbor Provisions
Information Concerning Forward-Looking Statements Relating to the NU–NSTAR Merger
In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and NU, including future financial and operating results; NSTAR’s and NU’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to:  the risk that NSTAR or NU may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.
These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by NU with the SEC in connection with the merger.
Additional risks and uncertainties are identified and discussed in NSTAR’s and NU’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor NU
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger between NU and NSTAR, NU filed with the SEC a Registration Statement on Form S-4 (Registration No.
333-170754)  that includes a joint proxy statement of NU and NSTAR that also constitutes a prospectus of NU. NU and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. NU and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from NU’s website (www.nu.com) under the tab
“Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website
(www.nstar.com) under the tab “Investor Relations.”
Please refer to our reports filed with the SEC for further details concerning the matters described in this presentation.
undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

NSTAR Safe Harbor Provisions

Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995.  Words such as anticipate, estimate, expect, project, intend, plan, believe, and words and terms of similar meaning used in connection with any discussion of future operating or financial performance, plans, actions, or events identify forward-looking statements.
Forward-looking statements relating to the pending merger include, but are not limited to: statements about the benefits of the pending merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the pending merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the pending merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the
Securities and Exchange Commission (SEC) on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in
NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update
Additional Information and Where to Find It
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities.  In connection with the pending merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754
that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities.  Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast
Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the pending merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from
Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain its forward-looking statements to reflect events or circumstances after the date of this document.
these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

A Compelling Combination – Creates Largest Utility Company
in New England
Significant infrastructure investment opportunities
combined with balance sheet strength provide for
substantial growth potential
Larger, diverse and better positioned to support
economic growth and state public policy initiatives
in New England
Provides an enhanced total shareholder return
proposition
Enhances service quality capabilities for the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
100% stock transaction – 1.312 NU shares per
NSTAR share
56% NU shareholders
44% NSTAR shareholders
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
ME
NY
VT
NH
M A
RI
Combined Service Territory
• 3 million electric
customers
• 500,000 natural gas
customers
• 4,500 miles electric
transmission
• 72,000 miles electric
distribution
• 6,300 miles gas
distribution

Status of Merger Approvals
Securities and Exchange Commission
Shareholders
Department of Justice (waiting period expired)
Federal Communications Commission
Federal Energy Regulatory Commission
Maine PUC
Nuclear Regulatory Commission
Massachusetts DPU
Connecticut PURA
Approvals Received
Applications Pending
New Hampshire PUC
Determined Not To
Have Jurisdiction

Massachusetts Settlement Agreements – Key Provisions
• Settlement Agreement – MA Attorney General and DOER
•
One-time $21M rate credit
•
Distribution rate freeze until 2016
• Carve-out for exogenous factors
•
Recovery of lost base revenues (NSTAR Electric)
•
Storm costs recoverable
• NSTAR Electric – $38M recovered over 5 years commencing 1/1/14
•
Capital Projects Scheduling List spending capped at $15M (NSTAR Electric)
•
Amortization of merger-related costs (for rate-making) over 10 years
• Settlement Agreement – MA Department of Energy Resources (DOER)
•
15-year contract for energy related to 129MW (27.5%) of Cape Wind Project
•
Target 2.5% energy efficiency savings in 2013 – 2015
•
Pursue 10-year solar contracts for up to 10MW (Maximum: 5mw/contract)
•
Electric vehicle pilot program collaboration with DOER

Earnings For Common In Millions
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
2010
2011

Northeast Utilities

2011 NU Results
Distribution and
Generation
Transmission
Parent/Other
Ex. Merger Expenses
Merger
Expenses
Total
*Excludes $17.9 million after-tax charge related to storm fund reserve
$206.2
$238.7*
$177.8
$199.6
$387.9
$412.6*
($14.4)
($9.4)
($11.3)
$13.3

2009 – 2011 NU Consolidating EPS
GAAP / Non-GAAP Reconciliation
2009 2010 2011
Distribution/Generation, ex. CL&P
Storm Reserve
$0.92 $1.16 $1.34
Transmission 0.95 1.00 1.12
Total Regulated 1.87 2.16 2.46
NU Parent/Other, ex. Merger
Expenses & Tax Settlement
0.04 0.00 (0.08)
NU Consolidated (Non-GAAP) $1.91 $2.16 $2.38
NU-NSTAR Merger Expenses N/A (0.06) (0.06)
NU Tax Settlement N/A 0.09 N/A
CL&P Storm Reserve N/A N/A (0.10)
NU Consolidated (GAAP) $1.91 $2.19 $2.22

The Waterbury-to-Wallingford Pipeline Project
Yankee Gas
Liquefied Natural
Gas Facility
Eagle St.,
Waterbury
All major road construction complete.
No additional road construction is scheduled.
N
Waterbury
84
Cheshire
Prospect
Naugatuck
Wallingford
91
Pipeline installed in 2010 / 2011
FIVE MILES

Northeast Utilities

NU Continues to Complete Major Projects on Time and At
or Below Budget
• PSNH Scrubber at Merrimack Station
commenced operation in fall 2011
• $422 million
• $35 million below budget
• WWL Project entered into service in
November
• $54 million
• $3.6 million below budget
• 4 MW of WMECO solar now in operation
WWL Project
Clean Air Project
WMECO Solar Project

NEEWS Projects Advance
Current Status Report
•
Joint project with National Grid (NU in CT; NGrid
in MA & RI)
• ISO-NE confirmed need:  August 2010
• Siting application filed in CT in December 2011
• Siting decisions: late 2013
• Commence construction: late 2013/early 2014
• Projected in-service: late 2015
• Total projected NU cost:  $218 million
• ISO NE expected to issue preliminary need results and transmission solutions in 2013
• Projected in-service: 2017
• Total projected NU cost:  $301 million
SPRINGFIELD
HARTFORD
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW
Central Connecticut
Reliability Project
Interstate
Reliability Project
Greater Springfield
Reliability Project
• Substation construction commenced in MA in
December 2010; in CT in summer 2011
• Projected in-service: late 2013
• Total projected NU cost:  $718 million
• Project more than 55% complete as of 2/24/12
Under  Construction Under  Construction
Greater Springfield Reliability Project
Interstate Reliability Project
Central Connecticut Reliability Project

Fairmont Station
Chicopee
Ludlow
Ludlow Station
Cadwell Station
West Spring-field
Springfield
Agawam Station
Agawam
MA
CT
Suffield
East Granby
North Bloomfield Station
Bloomfield
Construction in Progress
Construction Complete

Northeast Utilities

Greater Springfield Reliability Project
Project is on schedule:
• All elements are under construction;
one element is complete
• Projected in-service date:  Late 2013
Element 1:
Element 2:  Overhead Line: East Springfield Jct. to Ludlow S/S (MA)
Element 3:  Overhead Line: Agawam S/S to State Line (MA)
Element 4:  Overhead Line: State Line to N. Bloomfield S/S (CT)
Element 5:  Ludlow Substation (MA)
Element 6:  Agawam Substation (MA)
Element 7:  Cadwell Switching Station (MA) (construction complete)
Element 8:  Fairmont Switching Station (MA)
Element 9:  North Bloomfield Substation (CT)
Overhead Line: Fairmont S/S to Agawam S/S (MA)

All environmental permits received for GSRP in 2011 with full construction commencing.
GSRP is currently 56% complete overall.
Connecticut siting application filed for Interstate in December 2011.
As of year end 2011, CCRP remains in ISO-NE’s Regional System Plan and reassessment as part of the Greater Hartford Central Connecticut Study ongoing.
NEEWS Project Update
NEEWS Project Cashflow (in $ millions)
(2) NEEWS totals above do not reflect UI Investment in CL&P NEEWS Projects.  Based on current NEEWS project estimates, a potential UI investment of $60 million has been reflected in the current forecast.
(1) A portion of these capital expenditures is expected to be spent in 2017.
NEEWS Projects 2012 Cash Flows Priors
2011
2012 2013 2014 2015 2016
Total
Project
Greater Springfield Reliability Project 153 199 219 105 42 0 0 718
Interstate Reliability Project 41 9 12 13 70 71 2 218
Central Connecticut Reliability Project 15 1 0 15 42 150 78
(1)
301
NEEWS Related Projects 33 26 16 6 0 0 85
Total NEEWS Projects 242 235 247 139 158 221 80 1,322
(2)
Actual
Total NEEWS Projects
–
Net UI 242 235 247 114 158 210 56 1,262
4

Even Before Merger Was Announced, NU and NSTAR
Were Partners on Northern Pass
• To be owned by Northern Pass Transmission LLC
NU (75%) and NSTAR (25%)
• 1,200 MW transfer capability
• Significant environmental and economic benefits
for New England
• Northern terminus of DC line at Des Cantons
(Québec), southern terminus in Franklin (New
Hampshire)
• 345kV AC leg from Franklin to Deerfield, NH
• TSA accepted by FERC
• Permitting process continues with U.S. DOE, U.S.
Forest Service
• Continued progress in securing alternate route in
northern New Hampshire
– Community outreach ongoing
• Eminent domain legislation has passed House
and Senate
• Capital cost estimate for US segment - $1.1 billion
– Completion projected for fourth quarter 2016
Des Cantons
HVDC Line
HVDC Converter
Station
345-kV Line
Existing Deerfield
Substation
Deerfield
Franklin

$800
$700
$600
$500
$400
$300
$200
$100
$0
In Millions
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Base Reliability
Major Southwest CT
NEEWS
Northern Pass

Northeast Utilities

Northern Pass
HVDC Line to
Canada
2012-2016 NU Transmission Capital Expenditures Include
More Than $400 Million of New Projects
NEEWS projects
progressing
US portion
estimated at
$1.1 billion with
$835 million NU
ownership share
NU’s share of
NEEWS project
estimated at
$1.262 billion
$1.0 billion of
additional
forecasted reliability
projects  ($400M
new)
Successful
completion of
SWCT projects
Historic
Forecast
$2.6 Billion
$3.5 Billion
SWCT projects total
$1.6 billion

Other Transmission Capital Projects
In RSP / Not Yet in RSP
$0
$50
$100
$150
$200
$250
$300
$350
$400
2012 2013 2014 2015 2016
In RSP Not Yet in RSP
2012-2016 NU Transmission Capital Program
Other Projects – In Millions
Total $1.0 Billion
High confidence level in “Other
Projects”, 77% in RSP as required.
Breakdown of Other Projects:
• 77% ($777M) - in RSP
• 23% ($228M) - not yet in RSP
174
229
352
199
51
CL&P WMECO PSNH
1990 Line Structure Replacement $63.3 Pittsfield / Greenfield Area Solution $107.6 NH Reliability Project in RSP $84.6
Hartford Area Reliability $53.2 West Springfield S/S Rebuild $48.3 NH Reliability Project not yet in RSP $154.2
Stamford Underground Cable $48.5 115 KV Hollow Core Insulator Repl $13.7 Scobie - Tewksbury Line $40.1
Southwest CT Upgrades $30.0 OPGW Communications Projects $8.4 Manchester Area Solution $34.4
Separate Lines 348,310,371 & 383 $24.6 115 KV Relay Replacements $5.6 Maine Power Reliability $31.5
115 KV Hollow Core Insulator Repl $22.2 10 Additional Reliability Projects $15.8 Nashua Area Solution $28.4
South Meadow BPS $12.9 New Peaslee SS & 115 KV Line $24.0
OPGW Communications Projects $10.4 Deerfield 2nd Auto Transformer $22.4
Obsolete Equipment Repl. Prgm. $7.8 New Maintenance Facility $12.9
Vehicle Purchases $7.0 Eagle Substation $7.7
36 Additional Reliability Projects $43.9 New Pease Substation $6.0
OPGW Communications Projects $4.6
39 Additional Reliability Projects $31.6
$323.8 $199.4 $482.4

COOS
GRAFTON
CARROLL
BELKNAP
SULLIVAN
MERRIMACK
STRAFFORD
CHESHIRE
ROCKINGHAM

FRANKLIN
HAMPSHIRE
WORCESTER
HAMPDEN

Northeast Utilities

NU Transmission 2012-2016 CapEx Plan Includes $346 Million
Program for Reliability Upgrades at PSNH and WMECO
*   Projects were identified by ISO-NE in its Vermont/New Hampshire reliability review and are included in the current ISO-NE RSP
** Projects expected to be finalized in Q1 2012 and added to the April
2012 update of the ISO-NE RSP
PSNH Total = $238 Million
Pittsfield-Greenfield Area*
• Autotransformer addition
• New 115 kV switching station
• New 115 kV line
• 115 kV line rebuilds
• Capacitor banks
• 2014-2015 estimated ISDs
WMECO Total = $108 Million
*   Projects were identified by ISO-NE in its Berkshire
County/Pittsfield area reliability review and are
included in the current ISO-NE RSP
Northern Area*
• Autotransformer addition
• 2013 estimated ISD
Central Area*
• Synchronous condenser
• Capacitor banks
• 2013-2015 estimated ISDs
• New 115 kV lines
• 115 kV line rebuilds
• Capacitor banks
• 2014-2016 estimated
ISDs
Seacoast Area**
Southern Area**
Western Areas*

Review of FERC-Approved Transmission ROEs
10.00%
10.50%
11.00%
11.50%
12.00%
12.50%
13.00%
13.50%
Local Network
Service
Regional
Network Service
Base
Northern Pass 2005-2008
Regional
Projects
NEEWS M-N
Underground
NU’s Local Network Service Tariff ROE (subject of states’ 9/30/11 Section 206 complaint to FERC)
NE RTO Incentive adder of 50 basis points on PTF assets
ISO-NE Planned Regional PTF projects in-service before 1/1/09 (D.C. Circuit Court rejected appeal on 1/29/10)
Middletown-Norwalk advanced technical underground cable system
125 basis point NEEWS incentive (request for reconsideration denied by FERC on 6/28/11)
142 basis point Northern Pass incentive (request for reconsideration denied by FERC on 8/5/11)
11.14%
12.64%
12.89%
13.10%
12.56%
11.64%

$800
$700
$600
$500
$400
$300
$200
$100
$0
In Millions
$459
$26
$237
$68
$128
$473
$40
$193
$66
$174
$387
$22
$132
$125
$108
$686
$178
$111
$142
$255
$650
$238
$73
$94
$245
$431
$334
$1
$41
$55
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P
PSNH
WMECO
Northern Pass

Northeast Utilities

19 NU Actual and Projected Transmission Capital Expenditures

$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
In Millions
$2,758
$264
$336
$2,158
$2,957
$467
$390
$2,100
$3,171
$615
$407
$2,149
$3,337
$722
$524
$2,091
$3,612
$747
$654
$2,211
$3,984
$853
$707
$2,424
$4,789
$804
$814
$721
$2,450
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P
PSNH
WMECO
Northern Pass

Northeast Utilities

20 NU Actual and Projected Transmission Year-End Rate Base

In Millions
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2011 Actual
2012E
2013E
2014E
2015E
2016E
$12
$42
$125
$99
$338
$19
$39
$34
$112
$11
$315
$10
$39
$28
$110
$23
$285
$10
$40
$29
$110
$11
$274
$10
$40
$34
$116
$271
$41
$34
$112
$276
WMECO - Generation ($49m total)
WMECO - Distribution ($199m total)
PSNH - Generation ($159m total)
PSNH - Distribution ($560m total)
CL&P - Generation ($45m total)
CL&P - Distribution ($1,421m total)

Northeast Utilities

NU Actual and Projected Electric Distribution and
Generation Capital Expenditures – By Company
2012-2016 Projected Distribution & Generation Capital Spending
$2.4 Billion
$616
$463 $471
$474
$495
$530

$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
In Millions
$4,575
$405
$682
$412
$803
$2,273
$5,393
$777
$754
$423
$836
$2,603
$5,585
$766
$771
$434
$888
$2,726
$5,788
$749
$812
$442
$959
$2,826
$6,003
$751
$866
$446
$1,008
$2,932
$6,264
$742
$987
$451
$1,065
$3,019
$6,442
$723
$1,042
$455
$1,108
$3,114
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P Distribution
PSNH Distribution
WMECO Distribution
Yankee Gas
Total Generation

Northeast Utilities

22 NU Actual and Projected Distribution and Generation Year-End Rate Base

$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
In Millions
$7,333
$682
$405
$3,488
$2,758
$8,350
$754
$777
$3,862
$2,957
$8,756
$771
$766
$4,048
$3,171
$9,125
$812
$749
$4,227
$3,337
$9,615
$866
$751
$4,386
$3,612
$10,248
$987
$742
$4,535
$3,984
$11,231
$1,042
$723
$4,677
$4,789
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
Transmission
Distribution
Generation
Yankee Gas

Northeast Utilities

23 NU Actual and Projected Year-End Rate Base

In Millions
$17.3
$11.9
$22.6
$27.1
$21.0
$32.7
$31.7
2005
2006
2007
2008
2009
2010
2011

Northeast Utilities

Yankee Gas Earnings: 2005 - 2011 24

% CT Home Heating Market

% of penetration of natural gas

Northeast Utilities

CT Home Heating Market Penetration
Heating
Oil #2
Natural
Gas
Electric
Heating
Propane
Natural gas penetration CT vs. other states
CT NJ NY RI MA
Natural Gas:  A Compelling Infrastructure  Growth
Opportunity
• A 33 percent increase in firm gas sales
since 2006
• WWL project complete and in rates
• Capital investment projected at $564
million from 2012-2016
• Expands natural gas access, removes
gas constraints
• Pursues further oil-to-gas conversions
• Accelerates cast iron and bare steel
pipe replacement to $40 million/year
• Increasing the penetration to 50 percent of
the state would yield long-term benefits
• Significant customer savings
• Reduced emissions
• Reduction in oil demand
0%
20%
40%
60%
50%
31%
15%
4%
0%
20%
40%
60%
80%
72%
53%
48%
47%
31%

Weather-Normalized
% change year-over-year
3.1
3.4
5.0
6.2
5.1

Northeast Utilities

Natural Gas:
Yankee Gas’ Growth Potential
• Approximately 55,000 non-gas homes and businesses are within
150 feet of existing Yankee Gas mains
• 25,000 Yankee Gas customers are low-use, do not use natural gas for space heat (11,000 of which are single-family homes)
• Connecticut residents are already
realizing the benefits of natural gas:
o
In 2010, Yankee Gas converted
approximately 1,000 single-family
homes and multi-unit apartments to
natural gas.  In 2011, that number
doubled to approximately 2,000.
o
Commercial and Industrial
customers are switching from
Interruptible to Firm Service
2007
2008
2009 2010 2011
Yankee Gas (firm)

North American shale plays
(as of May 2011)
Muskwa-Otter Park, Evie-Klua
Colorado Group
Bakken
Gammon
Mowry
Niobrara
Monterey-Temblor
Monterey
Excello-Mulky
Woodford
Fayetteville
Barnett
Eagle Ford
Haynesville-Bossier
Tuscaloosa
Antrim
Marcellus
Utica
Devonian (Ohio)
Chattanooga
Conasauga
Frederick Brook
Horton Bluff
Current shale plays
Stacked plays
Shallowest / youngest
Intermediate depth / age
Deepest / oldest
Prospective shale plays
Basins
Miles
0 200 400 600 800
eia

Source: U.S. Energy Information Administration based on data from various published studies. Canada and Mexico plays from ARI.
Updated: May 9, 2011

Northeast Utilities

Changing Dynamics are Shifting
Historical Supply Paths
• Historically, the northeast U.S. has
received the majority of its gas
supplies from traditional production
basins in the Gulf Coast and
Western Canada
• The recent exploitation of shale gas
resources closer to the market area,
such as Marcellus Shale in WV, PA
and NY is anticipated to provide
large volumes of new production to
the regional markets
• As shale gas production increases,
supplies from traditional sources
currently using the long-haul pipeline
infrastructure serving the region will
be displaced and flow to other
markets
Traditional Supply
Basins and Flow Paths

Nominal $/MMBtu
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Northeast Utilities

Customer Economics Are Compelling,
But Obstacles Exist
$0
$10
$20
$30
$40
$50
$60
CT Wholesale #2 Heating Oil
Henry Hub + Tport
CT Wholesale Propane
Difference increases
from $9 to $28 per
MMbtu
Price Differential Forecast
$ per MMBTU
Estimated Heating Conversion Economics
Type Customer Costs
Service already
available
~$7,500 for heating retrofit
Service not
available, but near gas
system
~$7,500 for retrofit
~$1,000 - $3,000 for service
and meter
Service not
available, line
extension required
~$7,500 for retrofit
~$10,000 - $15,000 for
service, meter & line
extension
Frequent Conversion Obstacles
• No local gas service in place
• Upfront customer capital with long paybacks
• Requirements for upfront customer payments on
utility portion of expansion given a “pay as you go”
regulatory philosophy
Price differentials, can lead to homeowner
savings of $1,000 - $1,500 per year

Improving Infrastructure:
Distribution Integrity Management Program (DIMP)
• 82% of Yankee Gas’ distribution system is constructed of state-of-
the-art plastic and cathodically protected steel pipe materials
• Continuing efforts to replace remaining 18% - cast iron and bare steel pipe
• Increasing annual spending from $15 million to $40 million to accelerate replacement program – approved in 2011 rate case

In Millions
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$103
$94
$123
$125
$116
$106
$41
$34
$29
$20
$26
$48
$46
$27
$50
$47
$28
$50
$35
$29
$52
$23
$30
$53
2011 Actual
2012E
2013E
2014E
2015E
2016E
Aging Infrastructure
Basic Business
Load Growth

Northeast Utilities

30 Yankee Gas Actual and Projected Capital Expenditures 2012-2016 Projected Yankee Gas Capital Spending $564 Million

NSTAR Financial Results

NSTAR’s Solid Results For 2011 – In Line With Expectations
(1)
(2)
(1)
(2)

2010 EPS before one-time items and merger costs
2.56 $
Transmission revenue
0.10 $
Lost base revenue from energy efficiency
0.07
Long & short term interest costs
0.05
Telecommunications
0.03
Lower common shares outstanding
0.03
Transition costs adjustment - 2010
0.03
Gas sales (+2.4%)
0.01
All other items
0.02 0.34
Depreciation & property taxes
(0.08)
Discontinued operations
(0.07)
Depreciation & property taxes
(0.05)
Change in operations & maintenance
(0.05) (0.25)
0.09
2011 EPS
2.65 $
(1) One-time items related to a $1.04 per share gain from the sale of the district energy operations in 2010 and a $0.20 per share charge from an income tax settlement in 2010.
(2) Merger-related costs amounted to $0.06 and $0.05 per share for 2011 and 2010, respectively.

NSTAR - Transmission Investment Ahead
• Transmission rate base amounts to approximately $900 million at
12/31/11
• Growth/reliability spending averages about $100 million per year
•
2012 Transmission Capital Expenditures –
$190 million
• Major Projects:
•
Cape Cod Line $110-$120 million  (2012-2013)
•
Mid Cape Line $25-$30 million      (2013-2014)
•
Boston – West Solution $60-$70 million      (2014-2015)
•
Boston 345kV Improvements $90-$100 million
• Northern Pass $280 million (2014-2016)

(2015-2016)

2,116
1,800
1,100
1,315
2,200
2007
2008
2009
2010
2011

Natural Gas:
NSTAR Gas’ Growth Potential
• Approximately 35,000 non-gas homes and businesses are
within 150' of existing NSTAR Gas mains
• 13,000 NSTAR Gas customers are low-use – do not use
natural gas for space heating
• NSTAR customers continue to
realize the benefits of natural gas:
o
In 2010, NSTAR Gas converted 867
single-family homes and multi-unit
apartments to natural gas.
o
In 2011, that number more than
doubled to 2,020.

New Services

2011 JD Power Electric Company Survey
Central Maine Power 638
PPL Electric Utilities 636
New York State Electric & Gas 621
Penelec 618
NSTAR 617
PECO Energy 617
Allegheny Power 614
Baltimore Gas and Electric 611
Con Edison Company of New York 610
Public Service Electric and Gas 607
East Large Segment Average 606
Jersey Central Power & Light 603
National Grid 602
Duquesne Light 595
Connecticut Light & Power 588
Long Island Power Authority 582
Appalachian Power 570
Pepco 556

2011 JD Power Gas Company Survey
NSTAR Gas 622
Columbia Gas of Pennsylvania 620
Yankee Gas 618
Elizabethtown Gas 614
Columbia Gas of Massachuetts 613
East Midsize Segment Average 609
Equitable Gas 608
Rochester Gas & Electric 604
South Jersey Gas 601
Peoples Natural Gas 598
NYSEG 585

NSTAR

Very Positive JD Power Customer Satisfaction Results 35

Best-in-the-Industry TSR and Credit Ratings
NSTAR     A+
NSTAR Total Shareholder Return
NSTAR
Utility Index
S&P 500
1996
2011
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
Only Company to Deliver 15 Consecutive Years of
Positive Total Shareholder Return
$7,000

NSTAR A+
Southern Company A
Consolidated Edison, Inc. A-
Dominion Resources, Inc. A-
DPL Inc. A-
Duke Energy Corporation A-
Energy East Corporation A-
NextEra Energy, Inc. A-
KeySpan Corp. A-
Niagara Mohawk Power Corporation A-
Vectren Corporation A-
Wisconsin Energy Corporation A-
Xcel Energy Inc. A-
ALLETE, Inc. BBB+
Alliant Energy Corporation BBB+
DTE Energy Company BBB+
Integrys Energy Group, Inc. BBB+
Kentucky Utilities Company BBB+
Louisville Gas and Electric Company BBB+
MDU Resources Group, Inc. BBB+
MidAmerican Energy Holdings Company BBB+
Northeast Utilities BBB+
OGE Energy Corp. BBB+
Pepco Holdings, Inc. BBB+
PG&E Corporation BBB+
PPL Corporation BBB+
Progress Energy, Inc. BBB+
SCANA Corporation BBB+
Sempra Energy BBB+
TECO Energy, Inc. BBB+
American Electric Power Company, Inc. BBB
Avista Corporation BBB
CenterPoint Energy, Inc. BBB
Cleco Corporation BBB
El Paso Electric Company BBB
Entergy Corporation BBB
Exelon Corporation BBB
Great Plains Energy Inc. BBB
Green Mountain Power Corporation BBB
IDACORP, Inc. BBB
NorthWestern Corporation BBB
Pinnacle West Capital Corporation BBB
Portland General Electric Company BBB
Public Service Enterprise Group Inc. BBB
UIL Holdings Corporation BBB
Westar Energy, Inc. BBB
Allegheny Energy, Inc. BBB-
Ameren Corporation BBB-
Black Hills Corporation BBB-
CMS Energy Corporation BBB-
Constellation Energy Group, Inc. BBB-
Duquesne Light Company BBB-
Edison International BBB-
Empire District Electric Company BBB-
FirstEnergy Corp. BBB-
Hawaiian Electric Industries, Inc. BBB-
IPALCO Enterprises, Inc. BBB-
NiSource Inc. BBB-
Otter Tail Corporation BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB+
PNM Resources, Inc. BB-

• Very enthusiastic and confident about the merger
• A truly compelling transaction combining two very strong
companies
• Offers significant customer, environmental and regional
benefits
• Attractive shareholder investment opportunity:
Track record of top performance
Low-risk investment profile
Strong financial condition
Key Takeaways